**God's Garden Treasures LLC**
**Statements of Changes in Members' Equity**
**For the Years Ended December 31, 2017 and 2016**
**(Unaudited)**

|  | Total Members' Equity |
|---|---:|
| **Balance, December 31, 2015** | $ 32,909 |
|  |  |
| Members' draw, net | (29,323) |
| Net income | 26,698 |
| **Balance, December 31, 2016** | 30,284 |
|  |  |
| Members' contributions, net | 7,447 |
| Net income | 11,173 |
| **Balance, December 31, 2017** | $ 48,904 |